

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 06, 2010

VIA U.S. MAIL AND FAX (562) 906-8459

David Duquette
Chief Executive Officer
New Century Companies, Inc.
9835 Romandel Ave.
Santa Fe Springs, California 90670

      Re: **New Century Companies, Inc.**
                Form 10-KSB for the year ended December 31, 2007
                Filed May 15, 2008
                Form 10-K for the year ended December 31, 2008
                Form 10-Q for the period ended September 30, 2009
                File No. 000-09459

Dear Mr. Duquette:

      We have reviewed your letter filed November 18, 2009 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Note 11. Restatement, page F-33

1.   Please refer to our prior comment 12. Please note Item 4.02 of Form 8-K requires you to
        file a Form 8-K and disclose the specified information within four business days of
        management conclusion that any of the company's previously issued financial statements
        should no longer be relied upon because of an error in such financial statements. Please
        refer to SEC Release 33-8400 and file the required Item 4.02 Form 8-K regarding your
        restatement as soon as practicable.

Form 10-Q for the period ended September 30, 2009

Exhibit 31

2.   We note that that you replaced the word "registrant" with "small business issuer" in your
        Form 10-Q for the period ended September 30, 2009. When you amend your filings,
        please also revise the certifications to present them in the exact form as set forth in Item
        601(b)(31) of Regulation S-K without any modifications. Please also apply this comment
        to future filings.

Exhibit 32

3.   We note that your certification filed pursuant to Section 906 of the Sarbanes-Oxley Act
        of 2002 does not appropriately refer to the correct periodic report. Please file an
        amendment to your Form 10-Q for the period ended September 30, 2009 to include a
        certification pursuant to Section 906 that refers to the report for the period ended
        September 30, 2009. Your amendment must include the entire periodic report as well as
        currently dated and signed 906 and 302 certifications.

Form 8-K dated October 9, 2009

Item 9.01 Financial Statements and Exhibits

4.   We see that you acquired Precision Aerostructures, Inc. on October 9, 2009 in exchange
        for 5 million shares of common stock and a promissory note for $500,000. We see your
        disclosure that you will file the required financial statements of Precision Aerostructures,
        Inc. by amendment within the time period set forth in the instructions to Form 8-K,
        however, we do not see that any financial statements have been filed to date. Please note
        that the due date for such financial statements was no later than 71 calendar days after the
        initial report on Form 8-K had been filed. Please refer to Instructions to Item 9.01 of

Form 8-K and file the required financial statements or tell us why you do not believe such financial statements are required.

As appropriate, please amend your Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Julie Sherman
Reviewing Accountant